ABERDEEN FUND DISTRIBUTORS, LLC

Notes to Financial Statements

September 30, 2016

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 24 mutual funds. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by a separate wholly owned subsidiary of AAM PLC (Affiliate). These services and placement agent activities represent a de minimus portion of the Company's business.

The Parent is the sole member of the Company, and for the year ended September 30, 2016, the majority of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates, and those differences could be significant.

(b) Cash and Cash Equivalents

The Company considers any debt instruments purchased with an original maturity date of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2016. The Company considers all foreign currencies held as cash.

(c) Revenue Recognition

Revenues from distribution services are commissions earned based on the contractual agreements with the Funds and computed as a percentage of managed assets. The Company recognizes revenue from distribution fees when earned. Fees earned and not yet distributed by the funds are recognized as Fee-related receivables from funds on the accompanying Statement of Financial Condition.

ABERDEEN FUND DISTRIBUTORS, LLC

Notes to Financial Statements

September 30, 2016

(d) *Other Income*

The Company earns contingent deferred sales charges (CDSC fees), underwriting fees and dealer commissions from the Funds. These amounts are reflected on the statement of operations as Other Income.

(e) *Networking Fees Receivable and Payable*

Intermediate third party distributors receive trail and commission fees for distributing shares of the Funds. These fees are paid from the management fees collected by the Parent and are remitted to the distributors directly. In the event the Parent did not remit these fees, the Company is liable to the distributors for the networking fee and would have a corresponding receivable from the Parent. The exposure to the distributors and from the Parent are shown as networking fees payable and receivable on the statement of financial condition.

(f) *Sales Commissions to external broker-dealers*

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, and retains a portion of these fees known as underwriter fees.

The sales commissions earned on the distribution of certain shares of Funds are paid to other securities brokers in accordance with contractual arrangements. These commissions are expensed when incurred.

As of September 30, 2016, the amount the Company owed to external broker-dealers related to sales commissions is reflected on the statement of financial condition.

(g) *Payments to/Receipts from Parent and Affiliates*

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the year ended September 30, 2016, as the Parent has agreed to absorb such costs until otherwise noted.

The Company owed the Parent $81,420 of financing agent fees, which are fees earned for the sale of certain share classes of the Funds, and CDSC fees. The Company also owes the Parent for expenses paid on its behalf, which were $6,173. These payables are offset by management fees receivable of $12,900. As of September 30, 2016, the net amount owed by the Company to the Parent was $74,693.

The Company receives management fees from the Parent in order to offset registered representative licensing costs. For the year, management fees for services provided by the Company and charged back to the Parent totaled $159,150 and are reflected on the statement of operations. For the year, sales for which there was a commission earned by the Company and charged back to Affiliates

totaled $24,265 and is shown on the statement of operations. As of September 30, 2016 the amount receivable from Affiliates was $3,974.

(h) *Income Taxes*

The Company is a single-member limited liability company. As such, the Company is treated as a partnership and therefore is a disregarded entity for federal and state income tax purposes. All items of income and expense pass through to the Parent and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent.

(3) Concentration of Risk

The majority of the Company's revenues are generated from activities with the Funds, managed by the Parent or its Affiliates. The revenues generated from the Funds are subject to volatility of capital flows and market performance.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash balances with a financial institution. At September 30, 2016, these balances are in excess of FDIC insurance of $250,000 coverage limits. The Company's objective is to minimise the risk of financial loss through default of deposit holding financial institutions. The Company's cash exposure is managed at the AAM PLC level. AAM PLC looks at exposures across all affiliated entities and maintains a threshold for maximum single counterparty exposure, as well as maximum exposure to counterparties rated below specified ratings. AAM PLC's Treasurer is responsible for monitoring the credit scores of banks where money is deposited. All major banking arrangements must be approved by the AAM PLC Audit Committee and all local bank relationships by AAM PLC Finance Director and AAM PLC Treasurer.

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. As of September 30, 2016, the Company had net capital of $1,770,750 and excess capital of $1,520,750 over the $ 250,000 minimum requirement.

(5) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 28, 2016, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.